January 10, 2005

By Facsimile and U.S. Mail

Charles E. Greef, Esq.
Michael G. Keeley, Esq.
Jenkins & Gilchrist PC
1445 Ross Avenue
Suite 3200
Dallas, Texas 75202

Re:	The Republic Corporation
	Preliminary Proxy Statement on Schedule 14A
     	Schedule 13E-3 filed December 6, 2004
	Filed by The Republic Corporation,
	Republic Merger Corp.,
      Catherine G. Eisemann, J. Ed Eisemann, IV,
	Roger D. Eisemann,
      George M. Boyd, and Dr. John C. Davis

Dear Messrs. Greef and Keeley:

	We have the following comments on the above-referenced filing:

Schedule 13E-3

1. Each filing person must provide the disclosure required by each Item on Schedule 13E-3. Please revise to provide this disclosure, to the extent you have not already done so. For example, refer to
Item 7 of Schedule 13E-3. As several individuals on the board are filing persons, it appears that the alternatives they considered and their reasons, purposes, and effects may differ from those of the company in ways not disclosed in this document. Please revise or advise.

Preliminary Proxy Statement on Schedule 14A

2. Please provide a form of proxy with your amended filing. We note the disclosure at the top of page 70. Clarify on page 7 that you will not use proxies to vote in favor of adjournment of the meeting. In addition, we note that the company is both going private and planning to make an election to be treated as an S corporation. It does not appear that you intend to provide security holders with an opportunity to vote on the S corporation election. Provide us your analysis regarding whether security holders should be provided an opportunity to vote on the S corporation election and related shareholder agreement, and whether they should have the opportunity to do so separately, in addition to the vote in favor of the going-private merger. See Note A of Schedule 14A and Rule 14a-4(a)(3).

Proxy Statement for the Special Meeting of the Shareholders of The Republic Corporation, page (i)

3. Security holders are entitled to rely on your disclosure.
Therefore, please eliminate the disclaimer at the bottom of page (i).

Summary Information, page 1

4. Revise the summary to highlight the most material information about the Schedule 13E-3 transaction. For example, you should revise the summary to disclose each filing persons` fairness determination and any conflicts of interest. Also revise the summary to disclose the most material information regarding the S corporation election, such as the restrictions on transfer of the shares and the fact that shareholders will be required to recognize income, how often they will be required to do so, and that they will be required to recognize income even if they do not receive distributions from the company. Provide cross-references to more detailed discussions of this information in the proxy statement.

5. Revise to highlight the risk that a shareholder submitting the required information to become a qualified shareholder may nevertheless fail to satisfy the criteria and be cashed out in the merger. Revise an appropriate section of the document to provide additional detail regarding how you will make these determinations.

6. Revise to provide examples regarding how you will treat shares held in separate accounts by the same person, held in street name, etc., in determining whether a particular shareholder holds 250 or more shares. Briefly explain how shareholders may consolidate their shares in one or more accounts to meet the threshold, and how they may distribute shares to go below the threshold.

7. On page 3 you state that the board found the merger consideration fair to your shareholders, including those shareholders who are "unaffiliated shareholders." Revise the document here and on pages 20, 26 and elsewhere to provide a separate fairness determination with respect to each group of unaffiliated security holders-those who will receive cash in the transaction and those that will be security holders of the successor company. See Q&A No. 19 of Exchange Act Release
No. 17719 (April 13, 1981). We note similar disclosure on page 31. Also revise the fairness determination of each of the remaining filing persons in accord with this comment.

8. Please confirm that your definition of "unaffiliated shareholders" is consistent with the definition in Rule
13e-3(a)(4).  See also Rule 13e-3(a)(1).

Special Factors, page 12
Background of the Merger, page 12

9. Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc. among the filing persons and with members of management. Identify the participants in and initiator of each meeting or contact. Disclose the date of each meeting or contact and revise your discussion of meetings to describe the content of those discussions to give readers a better sense of the background. Please note that while the following list is not intended to be exhaustive, the points noted below provide examples of disclosure that should be revised to disclose the following:

- Who first proposed the possibility of going private and the date when.
- Where you describe beliefs of and actions by the board or management, revise to identify each person who engaged in the various actions or held the particular belief.
- Disclose the process by which the board determined financing for the transaction.
- Include a discussion of the questions posed by the filing persons when the financial advisor presented its report.
- Disclose when the parties determined the terms of the proposed merger and who participated in the related discussions.

10. Revise to provide the disclosure required by Item 1015(b)(3) of Regulation M-A regarding the method of selecting the financial advisor. Confirm that no information is required to be disclosed pursuant to Item 1013(b)(4) of Regulation M-A or revise the document accordingly.

11. We note that Bank Advisory Group made a presentation to the board and performed an appraisal. Provide the date of this presentation.

In addition, each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by the financial advisor or other third parties during your evaluation of the transaction and file any written materials, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.
For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the persons who initiated the contact, a summary of the dialogue and the information exchange and the basis of any views expressed. Among other items, the written materials include analyses, talking papers, drafts, summaries or outlines.

Financial Fairness, page 20

12. The staff note the limitation on reliance by shareholders on page 21, where you that the "fairness opinion is directed to Republic`s board only." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor`s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

13. Refer to the last paragraph on page 22. Clarify whether the financial advisor or management prepared the projections. Here you state that the projections were created by the financial advisor based on information from management; however, the financial advisor`s opinion indicates that forecasts were prepared by management. In addition, please disclose the forecasts and projections.

14. We note that the financial advisor reviewed the proxy statement in draft form on November 5, 2004. Clarify whether any material changes were made to the proxy after that point.

15. Revise the discussion of the Net Asset Value Method to provide information about the analysis and the conclusions in similar detail to the other methods used.

16. Revise the analyses to disclose the comparable companies and the comparable transactions considered in each analysis. Also disclose the criteria used to select these comparables. With a view toward disclosure, tell us whether any companies or transactions
fitting these criteria were not selected and why not.   Similarly,
tell us whether any companies or transactions analyzed did not fit within these criteria, and, if so, why they were analyzed despite this fact.

17. We suggest that you take each analysis to the next step. In other words, discuss what a range of numbers you disclose means and how they impact or relate to the determination that the transaction is fair. For each analysis, please explain what each of the calculations in the analysis mean. What are they intended to show?

18. On page 24, disclose how the financial advisor chose the discount rates to use in its analysis.

Recommendation of Our Board of Directors, page 26

19. Revise page 28 to provide a cross-reference to the stock trading data on page 49. Clarify that transactions may have occurred of which you are not aware.

Determination of fairness of the proposed transaction by filing persons, page 31

20. The filing persons may adopt the analysis of another, but it may not adopt the conclusion of another party. Revise this section accordingly.

Funding the Merger, page 31

21. Tell us the exemptions from registration upon which you rely to issue the trust preferred securities that will be used to fund this transaction.

Execution of Shareholders` Agreement, page 58

22. Revise this page to explain the meaning of "shares held in usufruct" and the "naked owner" so that security holders may understand.

Documents Incorporated by Reference, page 70

23. Note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings while this Offer is pending, you must amend the Schedule 13E-3 to specifically incorporate them by reference.

Appendix F - Financial Advisor`s Opinion

24. Tell us why you have provided an undated financial advisor`s opinion in draft form.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions